Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

FILE NO: 82-3806

1 May 2003

Office of International Corporate Finance
Securities and Exch
450 Fifth Street, N.
Washington, D.C. 2
USA



03050778


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH. D.C.
155
SECTION

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Enclosed.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully



Paul Griffiths

ADMINISTRATION DIRECTOR



Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:36 17 Apr 2003
Number	1933K

RNS Number:1933K
Rentokil Initial PLC
17 April 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,913,490

8. Percentage of issued class

0.21%

9. Class of security

Ordinary 1p

11 April 2003

11. Date company informed

17 April 2003

12. Total holding following this notification

91,403,276

13. Total percentage holding of issued class following this notification

4.94%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

17 April 2003

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	14:23 15 Apr 2003
Number	0673K

RNS Number:0673K
Rentokil Initial PLC
15 April 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

20,701,436

6. Percentage of issued class

1.12%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

11. Date company informed

14 April 2003

12. Total holding following this notification

95,316,766

13. Total percentage holding of issued class following this notification

5.15%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

15 April 2003

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 1 May 2003
Number	5974K

May 2003

Rentokil Initial PLC

Purchase of own shares
----

tokil Initial PLC announces that it purchased on the 30 April 2003 for cancellation the following inary shares of 1p each:

629,435 At 186.4704p per share

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 30 Apr 2003
Number	5261K

April 2003

Rentokil Initial PLC

Purchase of own shares

tokil Initial PLC announces that it purchased on the 29 April 2003 for cancellation the following inary shares of 1p each:

600,000 At 187.4167p per share

Company website

Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 7 Apr 2003
Number	6853J

07 April 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 04 April 2003 for cancellation the following Ordinary shares of 1p each:

25,311 At 175p per share

END



Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 3 Apr 2003
Number	5737J

03 April 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 02 April 2003 for cancellation the following Ordinary shares of 1p each:

155,035 At 172.4559p per share

END

Company website



Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 1 Apr 2003
Number	4528J

01 April 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 31 March 2003 for cancellation the following Ordinary shares of 1p each:

275,000 At 172.5p per share

END

Company website



Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	17:30 2 Apr 2003
Number	5775J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Clive Malcolm Thompson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Clive Malcolm Thompson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment and issue of shares on exercise of share option

7. Number of shares / amount of stock acquired

993,974

8. Percentage of issued class

0.054%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

122.165p

13. Date of transaction

2 April 2003

14. Date company informed

2 April 2003

15. Total holding following this notification

7,034,312

16. Total percentage holding of issued class following this notification

0.38%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

2 April 2003

END

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